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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                         DREYER'S GRAND ICE CREAM, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    26187810
                                 (CUSIP NUMBER)

JAMES H. BALL, ESQ.                  with a copy to:
Senior Vice President, Secretary     MARY ELLEN KANOFF, ESQ.
  and General Counsel                Latham & Watkins
Nestle Holdings, Inc.                633 West Fifth Street
c/o Nestle USA, Inc.                 Suite 4000
800 North Brand Boulevard            Los Angeles, California 90071
Glendale, California 91203           (213) 485-1234
(818) 549-6539

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 30, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
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     CUSIP No. 26187810
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
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    1    NAME OF PERSON
           NESTLE HOLDINGS, INC.
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    2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*           (a)      / /
                                                                   (b)      / /
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    3    SEC USE ONLY
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    4    SOURCE OF FUNDS*
           WC
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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    6    CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
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                             7    SOLE VOTING POWER
                                    5,056,008
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 NUMBER OF                   8    SHARED VOTING POWER
 SHARES                             0
 BENEFICIALLY            ---------------------------------------------------------------------
 OWNED BY EACH               9    SOLE DISPOSITIVE POWER
 REPORTING                          5,056,008
 PERSON WITH             ---------------------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                    0
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
           5,056,008
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
         EXCLUDES CERTAIN SHARES*
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.7%
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   14    TYPE OF PERSON REPORTING*
           CO
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

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 6 Pages
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                                  SCHEDULE 13D
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     CUSIP No. 26187810
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
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    1    NAME OF PERSON
           NESTLE S.A.
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    2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*           (a)      / /
                                                                   (b)      / /
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    3    SEC USE ONLY
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    4    SOURCE OF FUNDS*
           AF
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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    6    CITIZENSHIP OR PLACE OF ORGANIZATION
           SWITZERLAND
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                             7    SOLE VOTING POWER
                                    5,056,008
                         ---------------------------------------------------------------------
 NUMBER OF                   8    SHARED VOTING POWER
 SHARES                             0
 BENEFICIALLY            ---------------------------------------------------------------------
 OWNED BY EACH               9    SOLE DISPOSITIVE POWER
 REPORTING                          5,056,008
 PERSON WITH             ---------------------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                    0
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
           5,056,008
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
         EXCLUDES CERTAIN SHARES*
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.7%
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   14    TYPE OF PERSON REPORTING*
           CO
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

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 3 of 6 Pages
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     This Amendment No. 3 amends the Schedule 13D previously filed by Nestle
Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle") on May 16, 1994, as amended and restated by Amendment No. 1 to Schedule 13D filed on June 14, 1994, and as amended by Amendment No. 2 to Schedule 13D filed on October 5, 1995 (as so amended, the "Schedule 13D"), and relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby amended to add the following:

     Timm F. Crull is no longer a director of Holdings or an executive officer of Nestle; Joseph M. Weller and Mario A. Corti are, in addition to being executive officers of Holdings, directors of Holdings; and Carlos E. Represas, a citizen of Mexico, is Chairman of Holdings and an executive officer of Nestle and his present business address is Nestle S.A., Avenue Nestle 55, CH-1800 Vevey, Switzerland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended to add the following:

     The $150,200 used for the purchase (as described in Item 5, below) of the 6,008 Shares was obtained from the working capital of Holdings.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     Holdings acquired the 6,008 Shares purchased under the Rogers Right of First Refusal Agreement and Undertaking Agreement (as both are defined in Item 5, below) for investment purposes.

     Pursuant to its rights under the Purchase Agreement (as defined in the Schedule 13D), Holdings nominated, and the Issuer's Board of Directors elected, Timm F. Crull to the Issuer's Board of Directors on March 7, 1995.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 (a), (b) and (c) of the Schedule 13D is hereby amended to add the following:

     (a), (b), (c) On March 8, 1995 and pursuant to the Right of First Refusal Agreement dated as of June 14, 1994 by and between Holdings and T. Gary Rogers and his affiliates (the "Rogers") previously filed as an Exhibit to the Schedule 13D (the "Rogers Right of First Refusal Agreement"), and the Agreement of Undertaking dated January 20, 1995 by and between Holdings and The University of California, Berkeley Foundation ("Berkeley") pursuant to which Berkeley agreed to comply with the terms and conditions of the Rogers Right of First Refusal Agreement with respect to 6,008 Shares transferred to it by the Rogers (the "Undertaking Agreement"), Holdings acquired beneficial ownership of 6,008 Shares from Berkeley for an aggregate purchase price of $150,200 ($25.00 per Share). The foregoing acquisition closed on March 22, 1995.

     On March 30, 1995, Holdings received written notice from the Issuer's counsel informing Holdings that through stock repurchases the Issuer had reduced, as of March 24, 1995, the number of its outstanding Shares to 13,928,947.

     In light of the foregoing reduction in the number of outstanding Shares and Holdings' acquisition of 6,008 Shares, Holdings, as of March 24, 1995, beneficially owned approximately 31.7% of the Issuer's outstanding Shares (assuming that the 2,000,000 Warrant Shares (as defined in the Schedule 13D) have been issued). Nestle may be deemed to beneficially own the 5,056,008 Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

                                Page 4 of 6 Pages
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     Holdings has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by it. Nestle may be deemed to have the sole power to vote or direct the vote, and to dispose or direct the disposition of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

     Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by it. Nestle may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Holdings due to the fact that Holdings is a wholly owned subsidiary of Nestle.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended to add the following:

     Holdings acquired beneficial ownership of the 6,008 Shares pursuant to the Rogers Right of First Refusal Agreement and the Undertaking Agreement.

                                Page 5 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                      NESTLE HOLDINGS, INC.

                                      By:       /s/  JAMES H. BALL
                                          -----------------------------------
                                          Name:  James H. Ball
                                          Title: Senior Vice President and
                                                 General Counsel

                                      NESTLE S.A.

                                      By:       /s/  JAMES H. BALL
                                          -----------------------------------
                                          James H. Ball, attorney-in-fact for
                                          Name:  H.P. Frick
                                          Title: Senior Vice President and
                                                 General Counsel of
                                                 Nestle S.A.

Dated: April 6, 1995

                                Page 6 of 6 Pages